Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Riggs National Corporation

Commission File No. 000-09756

On November 16, 2004, Joseph C. Guyaux, the President of The PNC Financial Services Group, Inc. (“PNC”), gave a presentation to investors at the Merrill Lynch Banking and Financial Services Conference in New York, New York. This presentation was accompanied by a series of electronic slides that included information pertaining to the financial results of PNC and the proposed acquisition by PNC of Riggs National Corporation. The following is the transcript from that investor presentation.

The slides referred to in the following transcript, as well as related material, were previously furnished on November 16, 2004 by PNC on a Current Report on Form 8-K and were previously filed on the same date by PNC pursuant to Rule 425 under the Securities Act of 1933.

Beginning of Transcript

Joe Guyaux:	Thank you, Ed, and good morning everyone. Thanks for joining us today. Before I get started, let me remind you that today’s presentation will contain forward-looking statements and non-GAAP financial measures.

We’ve provided further information in the appendix and on our website, PNC.com. Today, what I intend to do, is to give you a detailed view of how we intend to grow our banking businesses in particular. But first I want to give you a brief description of the diversified platform that we’ve built. We define the company by five lines of business: the Regional Community Bank, which is our consumer and small business bank; Wholesale Banking, which includes business credit, corporate banking and commercial real estate; PNC Advisors, which is our wealth management unit; PFPC, which is one of the nation’s leading mutual fund processors; and finally, BlackRock, one of the largest publicly traded asset managers in the country.

Most of you know that mix but you may not be aware of just how geographically diverse we are. The community bank is really the only one of our businesses that’s confined to our six-state region. Every other business exceeds that region. Our secured lending businesses and treasury management are national and the processing and asset management businesses are truly international.

With that as a background, as I said, I’d like to focus on our three banking businesses, the community bank, the wholesale bank and the wealth management business. Those businesses collectively account for 80 percent of our segment earnings and I’m going to concentrate on our plans for excelling revenue growth in those areas. Let me first say we’re in an excellent position from which to grow and we expect that growth to outpace the market’s growth. Now I’ll be the first to acknowledge that the banking businesses are mature businesses, which means that posting organic rates beyond our goals and staying within a prudent risk profile is unlikely.

However, that being said, PNC’s banking businesses are terrific. They generate significant cash flows that we can invest in our high-growth businesses or return to our shareholders. As most of you know, our industry faces near-term challenges such as increasing credit costs, the expenses associated with expanding distribution, and shrinking margins on matured products. In addition, at PNC in particular, we have had more gains from loan sales this year then we will have in 2005.

So today I want to talk about the initiatives we have in place to achieve our growth goals despite these challenges. Now within that growth goal for banking businesses of 5 to 7 percent, obviously different businesses depending on circumstances will grow at different rates depending upon the conditions. But that is a key element to our overall growth strategy. It’s managing these businesses, taking them together, that can produce the strong results in a wide range of economic and market environments.

The other thing I want to emphasize is that the goals that we set require no heroic measures on our part. We’ve modeled for reasonable economic and equity market growth and we do not need to – nor intend to – deviate from our risk discipline to get there. We simply need to execute on the opportunities we see before us. So let me tell you how we plan to do that.

Let’s start with the community bank. Community banking is truly a retail enterprise. It’s one sale at a time, at every delivery point across our network. There’s no magical approach, there’s no silver bullet that will allow us to say, double our earnings from this segment, from one quarter to the next. Really, the key to community banking is what we call, AGR – Acquisition, Growth, and Retention of client relationships. It’s simple and it’s true for everyone in this retail business. We’re committed to winning at this challenge. A primary challenge of any retail enterprise is reaching new customers. As you can see from this slide, we’ve been very successful at in-branch checking account acquisition. We’ve posted growth of 20 percent since the year 2000 through our traditional branch delivery system.

But where we’ve excelled, where we’ve been especially good, is at finding new delivery methods to reach new clients. We’re generating 47 percent more accounts through Workplace Banking than we were four years ago. Our University Banking program has grown 81 percent over the same period and has proven to be an extremely effective way to reach the younger demographic. And we’ve had tremendous success with our Chairman’s Challenge Program, a program that rewards our non-sales employees for referring new business that closes with the bank.

So if you take these together, the alternative delivery channels that we’ve really developed, that are accounting for an increased percentage of our new accounts, you can see that the combination of new acquisition channels and our well-established branch system is the differentiator for PNC in acquiring more than our fair share of checking accounts in the region.

Now this focus on checking account and customer acquisition has resulted in consistent growth in demand deposits. And that low cost funding of the balance sheet is one of the most important contributions the community bank makes to the consolidated company. You can see we’re increasing checking relationships by a six percent compounded rate. And demand deposits have exceeded that in increasing at a nine percent compounded rate over the last four years, including our United acquisition. While going forward, deposit and relationship growth are likely to be more aligned, we really believe we can continue to grow these relationships faster than the rate of household growth within our marketplace.

Another important thing for us is that we’ve made steady progress in selling more products to customers who come to us for a checking account. Sixty-two percent of our checking account customers are now multi-service users and our plans are to improve that penetration. Let me point out several reasons why we’ve had cross-sale success.

For one, we’ve truly integrated our approach to serving customers. We’ve made it easier and more convenient to do business with us. Not only by giving customers four distinct channels through which to do their banking but in addition, we’ve really integrated these channels so that at any point of service the customer has access to his or her account information, no matter which channel they’re in at the time. And the important thing is, while that’s true for our customers, it’s also true for our front line service people. We’ve created a robust customer information database and pushed access to that database to all of our customer-facing people. What that really means for us, as an example, is that a branch manager in Princeton has access to all the information that we know about the customer. And when I say, “we know,” it means if that customer in fact called the Call Center and had a service complaint, when they show up in the branch to follow up on “Where is the copy of my check?”, that branch manager is able to respond immediately with, “You called the Call Center on November 12th, it’s in process, it should be here tomorrow.” Also, on the sales opportunity side, when we’re putting those leads out in the channels, it’s the same lead no matter what channel the customer might come into, so if they access the web, if they call the Call Center, if they walk into a branch.

This customer information that we’ve integrated and delivered to the point of service also has some other dimensions to it. We’ve really identified and prioritized segments of our customers. They seem simple but they require different information and different action. It’s things like new customers, at-risk customers and customers with growth potential. And then we tailor our growth and retention strategies to those segments and deliver it through the database to the frontline.

Here’s how it works. As an example, we’ve identified over 40 significant trigger events that have proven to be important reasons to be talking with our customers. Every night we couple these events with predictive analysis to identify customers that we should be contacting, as well as identifying the topic of conversation to initiate with that customer. A simple example would be if we had a valuable customer who was being identified as at risk. If there’s a service issue today, we have someone assigned to call that client tomorrow and make sure that that issue has been resolved to their satisfaction and that they have all the information available to them around that issue.

Speaking of technology, we’ve also differentiated ourselves by leveraging our industry leading technology. For example, our online banking system is used by 44 percent of our consumer checking households, one of the highest rates in the industry.

PNC consistently ranks in the top quartile of site performance for our consumers as measured by Watchfire Gomez, an industry leading third party. This means our customers get the information they want quickly, when they want it, making PNC easier to use. Now why is this significant? Because it’s a very important retention tool. We found that people who bank with us online tend to stay with us. And that’s because they can take the bank with them wherever they go. They’re not as dependent upon the neighborhood branch. That’s especially important for our university programs. We also found that our online customers tend over time to maintain higher balances and are more likely to buy additional products from us.

These tools for retaining and growing our customer relationships are really paying off. More and more of our customers are multi-product users. Let me switch to the loan side, the home equity product is a primary example. It’s a tremendous source of customer growth and 85% – 85% – of our home equity customers have checking accounts with us. Through both organic growth and acquired portfolios, we’ve produced significant increases in this earning asset. I realize there’s been a lot of conversation, that some of you have growing concerns over increasing home equity portfolios. So let me emphasize that we’ve accomplished the growth in this book without stretching the risk profile. These loans on average have low LTVs, high FICO scores and in fact had a net charge off ratio of only 12 basis points for the last nine months. In fact were we to securitize this book, it would likely be viewed as an above prime credit grade portfolio.

Also within the regional community bank is our small business banking and this is a market that’s growing faster than the consumer space in our footprint. In our footprint we have over 800,000 small businesses which we define primarily for this purpose as businesses under $5 million in sales. And we currently have about a 20% market share. Deposits in this business for us have been growing steadily. You can see that the deposit levels are much higher than the loan balances. That’s because this small business market behaves very much like the consumer banking market. Small business owners tend to rely on liquidity before credit, which means, in turn, that this business provides more of a funding advantage than an earning asset advantage to PNC. Point of fact, only 58% of the revenue in this business is from loans, the remainder is driven by deposits and fees from other products, including Treasury Management, Wealth Management and Capital Markets. However, we have seen small business loans rise while delinquencies have increased over the past year. You can see on the slide our loan production is up 71% since the end of last year. This dramatic increase is due to being smarter at attracting small business customers, targeting our advertising and the development of new products that have appeal to the small businesses.

I might share with you, we’ve done some interesting work to accelerate our growth and profitability in this small business banking segment. To improve the efficiency of our calling efforts and understand our potential client base better, we’ve developed an ability to prioritize target companies. We prioritize them based on one, how likely they are to require credit, and two, their ability to generate revenue for us, or the value to us. We then take that information and cross-reference it with the business’s proximity to a PNC branch, which is a very good indicator of the likelihood of their desire to purchase. And then we use that to really feed our staffing models and growth goals market by market, branch by branch.

Let me now turn my attention to Wholesale Banking, which as I said earlier comprises our Commercial Real Estate, Asset-Based Lending and Corporate Banking businesses, as well as our Treasury Management, Commercial Mortgage Servicing and Capital Markets products. We’ve organized the wholesale bank around the same AGR, client acquisition growth and retention. The most striking difference, however, in this customer base for the wholesale bank, is that it is truly national. We’ve successfully expanding the reach of our franchise to markets across the country. We’ve done that by selectively targeting large corporate clients and then expanding to serve a broader range of clients. Clearly we expect to generate appropriate returns from our business with large corporate clients. We’re selling them a range of fee products along with our credit products and certainly managing our exposure levels.

But what we’ve also done is a great deal of work to understand the market opportunities inside this segment. While we continue to have success in the large corporate space, and while that segment should continue to be an important provider of our Treasury Management and Capital Markets growth, our work has led us to growth opportunities in the middle market. We are a market leader in our footprint among middle market clients and in fact the number one syndicator of middle market transactions in the northeast. We’ve had terrific success with companies in the $50 to $500 million annual sales range, and we now believe that that has opened up for us an even greater opportunity with the smaller end, companies with $20 to $50 million in annual sales. We believe this is where our next opportunity lies, it’s an underserved market segment, we’re generally well known by this client group, and we’ve found these relationships to be very lucrative. We have a streamlined sales approach and we’re constantly working to downstream our Capital Markets and Treasury Management capability to this segment. So we’ve devoted significant resources to generating new business in this area. And while overall new middle market clients are up over last year, as you can see from the chart – as you can see from the chart on the right – we have dramatically increased the percentage of new clients coming from the $20 to $50 million segment.

Another terrific business for us has been PNC Business Credit. Its loans have grown 7% over the past year to 3.7 billion, it has produced strong margins and has grown into a truly national business. In fact, Business Credit now operates with 27 marketing offices nationwide, from the west coast to the east coast, north to south. And its loan portfolio is extremely diverse by geography and size of business. We are accomplishing this expansion by following a customer-focused strategy. Primarily, we target middle market companies in our Business Credit business, but we’re expanding the sales force so that we can cover the clients we’re targeting. Second, we’ve made it a priority to increase our direct originations so that we don’t have to only rely on intermediaries to refer us business. In fact, the number of direct deals we’ll do this year is up 34% compared to last year. And third, I believe we are realizing a competitive advantage by augmenting our credit product offerings with fee-based services like Treasury Management, Foreign Exchange and the capability of our Capital Markets franchise.

As evidence of that, non-interest income in this business, which is primarily credit-driven, is up 18% over the last four years. I think this is a real differentiator for us. Most of our competitors in this business are exclusively credit providers, but we earn significantly higher margins by adding on the fee-based products. So the larger sales force gives us range, we stay focused on the market we want to serve, and we bring a whole host of tools to help us win lead roles in new credits and to continue to grow this valuable business.

Real Estate Finance is another of our national businesses, and it too is an important growth engine for us. We think we’ve developed one of the most comprehensive real estate finance businesses in the country. We originate and service loans to a wide range of client segments, we have a very robust securitization program, and we have the scale and expertise necessary to compete for any piece of business we choose to pursue. This has become a big business for us, commercial real estate and real estate related loans outstanding are up to 3.7 billion. The keys to our continued growth in this business are relatively simple – we need to reach more clients, especially developers, across a broad spectrum of the real estate business. And we need to keep increasing both our securitization and our servicing volume.

We’ve made significant strides already, thanks in part to a new management team who has the experience necessary to grow a diverse national business. We’ve brought Hugh Frater over. Hugh ran BlackRock’s real estate debt group and combined his capital markets skills with our existing skills. That addition added a whole new dimension to our real estate finance business and the early evidence is strongly positive. Just in this past year we have increased loans 15%, the servicing portfolio is up 16%, and our CMBS [commercial mortgage-backed securities] conduit origination has increased by a third. We expect growth to continue as the commercial real estate class continues to strengthen, and as we leverage the advantages we’ve created for ourselves.

Treasury Management, on the product side, while the wholesale bank is a powerful asset generation machine, it’s also an excellent fee generator. And our Treasury Management business, which has grown to about $400 million in revenue a year, is a primary element of that strategy. We truly have a big advantage in this arena because we offer our clients truly innovative technology. We are leveraging technology like A/R Advantage, which is a business-to-business lockbox imaging system that gives clients greatly improved efficiency, as well as our systems to help healthcare providers streamline their payment structures, and then finally our P Card program which allows our clients to make their purchasing programs much more efficient.

Interestingly, we’re also selling our services through other financial services companies. We provide the Treasury Management product set and our financial services clients market the products to their clients as a way of providing broad-based services. So we expect our growth in Treasury Management to continue to outpace the competition thanks to our product innovation. But we also know that the absolute growth rate in these products is going to continue to decrease. It’s a product set in which technological efficiency is shrinking customers’ needs for services, which means our challenge is we need to grow at a faster rate than our competitors, as lower margin products outsell higher margin products. And we need to do that simply to stay even in this business. I think as this slide makes clear, we’ve demonstrated our ability in the past to do just that, product by product, and we intend to do so in the future.

Our progress in the wholesale business is evident in this chart. Loan demand has experienced a real resurgence this year. And let me give you some background on this chart. We made the strategic decision to reposition our balance sheet three years ago. We bit the bullet to rid ourselves of substantial assets that fell outside of a fairly conservative set of risk parameters. It was clear when we did that, that it would result in our net interest income and loan balances declining more steeply than the broader market, and it was just as clear that we would have to work for a long time to see the benefits. In the meantime, we have been living off of improved asset quality and lower provision as a partial offset to the reduction of net interest income, but now, finally, at last, we’re beginning to see the real benefits of all the work we did both on the balance sheet and on the customer side as the growth in loan demand shown on this slide makes clear. Probably no surprise, I should note that asset quality is about as good as we expect it to get. And like the rest of the industry, we expect provisions to be higher in the fourth quarter and in 2005, as asset levels rise and demand greater levels of reserves. That’s one of the reasons why it’s critical that we execute on all the revenue initiatives that I’ve outlined today in the wholesale bank.

The third of our three banking businesses is PNC Advisors, our wealth management arm, and what a terrific business it is. It generates significant cash flow, it produces a return on capital in excess of 30%, and has very little risk associated with it. Even though this business has been challenging over the past few years, we still believe PNC Advisors has great potential for growth. In fact, we believe this business can grow at a double-digit rate over the next several years. We’ve made substantial enhancements to our approach to help us realize this potential. We’ve improved our prospecting efforts, increased our leveraging of PNC’s banking products, increased referrals from our existing client base, and invested in training for our people. And in addition we’ve hired new talented wealth managers. These initiatives are beginning to bear fruit. Our pipeline of potential new customers has increased 53% this year. And we’re having much greater success at closing the sales we pitch to these new customers. And that is the most important key for us in achieving our growth goals in this business.

While we’ve steadily improved our retention of existing clients, we must bring a greater number of new clients to Advisors to be successful. Let me talk about how we plan to do this, and one of the ways is by really leveraging our existing franchise and our existing strengths. Our banking footprint houses a huge amount of wealth and many of the region’s wealthy residents are in fact already PNC customers. So we have them in the bank, and now we need to bring them to PNC Advisors. To make that happen we have to leverage our strengths and go from there, and especially our strengths that we would have over non-bank competitors. We need to take advantage of our willingness and ability to lend, and we must ratchet up the referrals from other business units within the bank, the Corporate Bank, the Wholesale Bank, but in particular the Retail Bank. Fortunately the enhancements we’ve made to our customer database have made it more valuable to Advisors in our ability to identify those opportunities, and referrals have steadily improved. They’re up almost 50% over last year, and resulting sales have been growing quickly. Clearly, this will need to continue and be an important area of focus and emphasis for Advisors in 2005 and beyond to achieve their growth goals.

I hope you’ve heard that we’ve developed great confidence in our banking model. We believe it’s working, and we’re excited about the growth prospects in our existing businesses and our existing regions, but we’re also committed to disciplined expansion in high growth markets. We demonstrated our willingness in our ability to export our model to these markets, our acquisition of UnitedTrust, which closed on January 1st, has been extremely successful in the highly lucrative and, I might add, highly competitive New Jersey market. And we’re very excited about our pending entry into the rapidly growing Washington, D.C. metropolitan market through our Riggs acquisition. The point is, we have confidence in our banking model and we will continue to evaluate opportunities to expand to high growth, high opportunity markets adjacent to our footprint.

Let me conclude by pointing out that the things that we’re doing in the banking business are beginning to show results. Loan and deposits have grown substantially, and we’ve made steady progress on the fee side. Our consolidated earnings reached an inflection point earlier this year. After three years of decreasing net interest income that resulted from our strategic repositioning, we turned the corner in the third quarter. You’ll notice that NII increased in the first quarter, but that was primarily due to the United acquisition. So the third quarter’s increase represents the first sustainable increase in NII in several years, and we expect this part of our revenue to continue to grow as loans and yields continue to rise. And we anticipate that the growth we’ve experienced on the non-interest side will continue. So I’ll finish by telling you we’re feeling good about the trends in our banking businesses as we head into 2005. And with that, we’d be happy to take your questions.

Question:	Joe, if for some reason the Riggs acquisition does not come to pass, would the D.C. metro market still be one of primary interest in your expansion?

Joe Guyaux:	I think the answer to that is yes. I mean I think we like the market – if for some reason Riggs did not happen, I think we’d sit back and evaluate whether we wanted to go into that market in a different way, or whether or not there might be another market that we would want to pursue. But the thing that I might add is, at least in our banking businesses, we don’t feel like we have to do something, so if for reason Riggs would fall through, we’re not feeling like we have to go no matter what. So I think we’ll sit back, evaluate it, see if it makes sense and if so, go forward.

Question:	Can you talk about where you are in terms of your integration of Riggs? And what areas are you focused on that would be the first places that you would really bring into the PNC fold in terms of divisions, etc.?

Joe Guyaux:	Yes. Well, I mean I think where we’re in good shape on the integration is we’ve done our product mapping, we have the systems conversions outlined so we know what it takes to kind of convert, the impact it would have on customers, and we’re feeling pretty confident that most of the impact will be positive, so that there won’t be any disruption of those relationships. We’ve said earlier when we talked about Riggs that we really think the middle market space where we’re very strong, the business banking space where I talked about are places where Riggs has really been nonexistent. And there’s a tremendous opportunity for growth, so I think we would probably concentrate there. Clearly they already have a pretty good retail franchise, but we view it as three markets, northern Virginia, southern Maryland and D.C. We would probably look to increase our branch penetration into northern Virginia and southern Maryland. And then finally PNC Advisors and our wealth management capability would be an area where we would want to ratchet up. That’ll have a longer tail to it in terms of our ability to penetrate the market, hire the right people and establish ourselves, but does that give you a sense of where our priorities would be?

Question:	I think you had some options on some land for some new branches. Have you exercised those options, are you building those branches? Or are they….

Joe Guyaux:	Well, what we’ve done, as we work through it, is we’ve kind of taken over because, said another way, Riggs with what they’re working on has sort of stopped their acquiring of land and branch expansion. So as not to miss a beat, we’ve continued to look and explore where would we want to be, and where we can and it makes sense, we’re locking up the land. Now, to the earlier question, we are not going ahead and building right now, we’re keeping our options open, and putting ourselves in a position to proceed if it makes sense.

Question:	If the Riggs deal were not to go through, how much do you think it would cost to build out a similar type of branch network, or to establish a presence in the D.C. area? And how long do you think it would take to get up to the customer base that Riggs currently has? And then I just had a follow-up here.

Joe Guyaux:	Yeah, great question. I have to say we haven’t modeled that because we’ve been focused on how we are going to go to the market, but suffice it to say that when we bid on Riggs we wouldn’t have bid on them if we didn’t think that that was a faster opportunity to get in and grow than de novo. It doesn’t make the other option unattractive, but it would take us quite a period of time to get 50 branches and $2 or $3 billion in deposits. We’ve learned just in this short period of time as we look to acquire land, things don’t move as quickly down there as you might like. We’re starting to find out that you may want to open a branch today and you may identify the site, but between zoning and meetings and other developers that own the land, it could be two or three years. So I think we’re a little concerned that could we eventually get there de novo if we wanted to? Yes. It would take a lot longer timeframe, and in some respects while you are doing that everybody else is growing and expanding. So I think once again our preferred method would be to have a foothold going in and build from there, and that’s why we did make the acquisition.

Question:	Could you just tell us where the regulatory process stands with Riggs? I read a lot in the 10-Q of Riggs, articles and stuff about all these investigations – DOJ, Chile, Spain and all, every which way and whatnot. Tell us kind of what the status is there?

Joe Guyaux:	I think for me to comment on where Riggs is I don’t feel comfortable doing that. I mean I would just say that we know they are working hard to make the progress and to do the things that they need to do to get to the closing date. And in some respects, we know as much as you know in terms of what you are reading in the paper and in how those issues may or may not get resolved, how big are they or not? So we are following it, we are staying close, but it’s really their issues to resolve to get to the closing. So we’re worried about it, but we’ve got a $70 billion bank to run, and we just hope they will be able to resolve all their issues and get to closing.

Question:	Besides D.C., what is sort of your next favorite area to expand in, should say Riggs fall apart and you may want to accelerate your expansion by acquisition? Thanks.

Joe Guyaux:	I think we’ve always said over the last three or four years that strategically we had a bias to expansion in the eastern part of our franchise and southeastern. So, as an example, if you look at United, it was in New Jersey. If other opportunities presented itself appropriately, we’d continue to look at that. The Philadelphia marketplace, we have a nice franchise there, but we’re always on the lookout for what might make sense. There’s also a swath that comes down out of New Jersey and Philadelphia called the Lehigh Valley, down through Baltimore, southern Maryland, northern Virginia, D.C., and one of the reasons we were attracted to Riggs is that whole corridor is attractive to us, it’s adjacent to our footprint, it has the same kind of competitors that we compete with elsewhere. We feel very confident about that. I would say less strategically but more opportunistically, across the rest of Pennsylvania if we found the right opportunities we’d look to fill in. I would tell you that the northern Kentucky, Cincinnati part of our franchise is a place that if we could add to it appropriately we would be willing to look at as well. But I don’t see us being as interested in going north or west as east and south, if that kind of gives you where our strategic focus is anyway.

Moderator:	Okay, I think we’ll wrap it up there, please join me in thanking Joe.

Joe Guyaux:	Thank you.

[Applause]

End of Transcript